Exhibit 99.11
Dell to Acquire 3PAR
This morning we announced Dell and 3PAR have entered a definitive agreement for Dell to acquire 3PAR for $18 per share. The transaction is valued at approximately $1.15 billion, net of 3PAR’s cash. Terms of the pairing were approved by boards of both companies. We anticipate the combination, pending regulatory approval, will close by end of this calendar year and will be funded with cash. When synergies are considered, we anticipate the transaction will be accretive to Dell’s non-GAAP earnings in fiscal year 2012.
As we discussed with you at our Analyst Meeting in June, Storage is a key area for our customers and for our Enterprise Strategy. Over the last few years we have transformed our storage business from being a reseller to being an industry leader with a very differentiated set of storage solutions and capabilities. In the fast growing iSCSI segment, we are the industry leader with 38% share with our EqualLogic solutions.
We have continued to build our storage capabilities organically with new Dell DX Object Storage products for content-aware archiving and inorganically with the acquisition of Exanet and Ocarina Networks, for industry leading NAS and content aware deduplication technologies.
3PAR is another step in that direction. It’s a natural extension of Dell’s recent acquisition strategy and adds additional muscle to our intelligent data management story.
We believe 3PAR is the architecture of choice when delivering utility computing over the cloud and has been the leader in developing a new category of disk arrays, called “Utility Storage”, that are designed to be the storage foundation for utility computing architectures.
We are very excited about this combination. 3PAR enhances Dell’s position in cloud computing storage applications and further advances our goal to help customers to capitalize on the ‘Virtual Era,’ with a goal of reducing overall data management costs by 50 percent. 3PAR’s rapid provisioning and predictable performance can help reduce data management costs by up to 90 percent and infrastructure costs by up to 75 percent.
Additionally, 3PAR improves Dell’s profitability in the large, growing mid-range and high-end Fibre Channel SAN segment. 3PAR’s trailing twelve month revenue of $200 million has grown at a 50% CAGR over the last five years. And its 65% gross margin is in line with or greater than other leading storage providers and is consistent with the higher margin storage offerings we have added to our business over the past two years.
Similarly, Dell grew EqualLogic revenues from $100M to >$800M runrate business in nearly three years adding significantly to our gross and operating margins in this important solutions category. This success came as a result of listening to customer needs, sales training, expanding channels of distribution and providing scale to an already great EqualLogic IP platform. We believe Dell and 3PAR will benefit in same way.
This acquisition combines 3PAR’s leadership in cloud based storage with Dell’s scale, size and sales distribution to grow 3PAR faster and across more verticals. And the acquisition of 3PAR rounds out our storage portfolio and enables customers of all sizes to manage data more efficiently.